                                                                                                   File No.  0 - 20752

Form 6-K/A

Amendment No. 1

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of

The Securities Exchange Act of 1934

For the Month of July 2002

HIBERNIA FOODS PLC

46 Merrion Square, Dublin 2, Ireland

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  xx           Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes      No xx

This Amendment of the Current Report of Hibernia Foods plc for the month of July 2002 is filed to add a new Exhibit 3, entitled “Operating and Financial Review and

Prospects” in respect of the summary results (unaudited) for its fiscal quarter ended June 30, 2002, which are set forth on Exhibit 2 of this Report.  The contents of the Report, as initially filed, are set forth again in this Amendment.

RECENT EVENTS

Hibernia Foods plc, an Irish company, has issued press releases in which it announced the summary results (unaudited) for its fiscal year and quarter ended March  31, 2002  and  the summary results (unaudited) for its fiscal quarter ended June 30, 2002. Extracts of  such summary results are set forth on Exhibits 1 and 2, respectively, of this report.

Hibernia intends to file its annual report on Form 20-F for its 2002 fiscal year shortly, which will contain audited consolidated financial statements.

Hibernia is a foreign private issuer, as that term is defined in Section 3b-4 of the Securities Exchange Act of 1934, and is not required to file quarterly financial statements on Form 10-Q

******

This report, filed under Section 13(a) of the Securities  Exchange Act of 1934, is incorporated by reference into the several registration statements of Hibernia Foods plc which are currently effective under the Securities Act of 1933, and is deemed to be included in and a part of the prospectuses included in such registration statements

******

This report contains forward-looking statements regarding the Company’s future performance.  These forward-looking statements are based on management’s views and assumptions, and involve risks, uncertainties and other important factors, certain of which are beyond the Company’s control, that could cause actual results to differ materially from those expressed or implied in the forward-looking statements.  These include, but are not limited to, sales, earnings and volume growth, competitive conditions, production costs, currency valuations, achieving cost savings and working capital and debt reduction programs, success of acquisitions, innovations, and supply chain and overhead initiatives and other factors described in “Risk Factors” in the Company’s Form 20-F for the fiscal year ended March 31, 2001, as updated from time to time by the Company in its subsequent filings with the Securities and Exchange Commission.  The Company specifically disclaims any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.

2

EXHIBITS

Exh.                                       Description                                      Seq. Page No.

1.

Unaudited summary results for fiscal year and quarter

4

ended March 31,  2002.

Unaudited summary results for quarter ended

8

June 30,  2002.

3 .

Operating and Financial Review and Prospects in respect

11

of the quarter ended June 30, 2002

SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                         Hibernia Foods PLC

                                                                                (Registrant)

                                                                         By: _/s/Colm Delves

                                                                                    Colm Delves

                                                                               (Principal Financial

                                                                            and Accounting Officer

                                                                                    and Director)

Date:   October 16, 2002

Exhibit 1

Dublin, August 1, 2002... Hibernia Foods plc {NASDAQ: HIBNY} (the “Company”) today announced its results for its fiscal year and fourth quarter ended March 31, 2002.

Sales for the fiscal year were €201.3 million ($175.5 million), an increase of 53% compared to sales of  €131.7 million ($114.8 million) for fiscal 2001. The distribution of sales by segment was as follows :

	2002[1]	2002	2001
	US$000s	€000s	€000s
Frozen Desserts	110,162	126,375	75,878
Frozen Ready Meals	28,309	32,475	35,089
Entenmann’s Brand Cakes	20,198	23,172	20,517
Private Label Chilled Desserts	16,708	19,168	-
Miscellaneous	97	111	260
	175,474	201,301	131,744

The 67% growth in frozen desserts revenues is attributable to the acquisition of Sara Lee Bakeries UK Limited in June 2001. Hibernia now has the number one position in both branded and private label retail desserts in the UK, and its share of the total UK retail frozen desserts market is approaching 40%.

Sales of frozen ready-meals were 7% lower than the previous fiscal, principally due to a deliberate strategy to reduce the level of branded promotional activity, and thereby increase gross margins.

Entenmann’s branded products continued their impressive growth trend, with 13% year on year revenue growth.

Private label chilled dessert revenues relate to the La Boheme business acquired at the beginning of the fiscal year.

Gross Margins showed a significant 68% increase compared with the previous fiscal year as they moved from 8.95% to 15.05%.This increase is principally attributable to the improved frozen dessert product mix following the acquisition of Sara Lee.

The Operating loss for the year was €7.8 million ($6.8 million) or 3.9% of sales. The operating loss for the previous fiscal at €12.3 million ($10.7 million) was €4.5 million ($3.9 million) higher and represented 9.3% of sales.

Interest and other charges at €5.8 million ($5.0 million) were broadly consistent with the previous fiscal year’s comparable charge of €5.6 million ($4.9 million), despite the increase in activities.

Included in the fiscal 2002 results is a once off, non-cash charge of €999,000 ($871,000) in relation to the exercise of Class E and F warrants, and represents the difference between the adjusted exercise price and the market value on the date of exercise.

The net loss per share was €0.68 ($0.59) compared to a net loss per share before extraordinary item of €0.98 ($0.85), in the previous fiscal year.

HIBERNIA FOODS PLC AND SUBSIDIARIES

Summary Consolidated Statements of Operations for the Quarter Ended March 31,

	2002[1]	2002	2001
	US$000s	€000s	€000s
Product revenue	40,971	47,001	31,891
Cost of products sold	(34,805)	(39,927)	(29,037)
Gross Profit	6,166	7,074	2,854
Operating expenses	(11,295)	(12,957)	(8,036)
Restructuring & impairment charge	-	-	(2,442)
Operating loss	(5,129)	(5,883)	(7,624)
Interest, foreign exchange and other charges	(1,258)	(1,444)	(570)
Beneficial conversion feature of warrants	(871)	(999)	-
Extraordinary item	-	-	(670)
Net loss	(7,258)	(8,326)	(8,864)

Profit/(Loss) per Share Data for the Quarter Ended March  31,

	2002[1]	2002	2001
	US$000s	€000s	€000s
Basic Profit/(Loss) per Share	(0.31)	(0.36)	(0.46)
Weighted Average Number of Ordinary Shares Outstanding (‘000s)	23,103	23,103	19,449

HIBERNIA FOODS PLC AND SUBSIDIARIES

Summary Consolidated Balance Sheets as of March 31,

	2002[1]	2002	2001
	US$000s	€000s	€000s
ASSETS
Cash and equivalents	378	434	395
Trade receivables	24,926	28,594	21,575
Inventories	27,601	31,664	21,789
Prepayments and other receivables	5,597	6,420	4,556
Total Current Assets	58,502	67,112	48,315
Property, Plant & Equipment	55,485	63,652	47,691
Intangible assets	7,232	8,297	6,045
Total Assets	121,219	139,061	102,051
LIABILITIES AND EQUITY
Accounts payable	26,385	30,268	22,533
Accrued liabilities	26,475	30,371	12,730
Short-term borrowings	23,261	26,685	38,850
Total Current Liabilities	76,121	87,324	74,113
Capital Lease obligations (excl. current)	829	951	1,324
Convertible Loan Notes	13,541	15,534	-
Long Term Borrowings	18,658	21,405	7,031
Total Liabilities	109,149	125,214	82,468
Minority interests	125	143	3,526
Ordinary Shares issued with Guarantee	2,730	3,132	3,351
Shareholders’ Equity	9,215	10,572	12,706
Total Liabilities and shareholders’ equity	121,219	139,061	102,051

HIBERNIA FOODS PLC AND SUBSIDIARIES

Summary Consolidated Statements of Operations for the Year Ended March 31,

	2002[1]	2002	2001
	US$000s	€000s	€000s
Product revenue	175,474	201,301	131,744
Cost of products sold	(145,093)	(166,449)	(113,582)
Gross Profit	30,381	34,852	18,162
Operating expenses	(37,163)	(42,633)	(27,916)
Restructuring & impairment charge	-	-	(2,442)
Operating loss	(6,782)	(7,781)	(12,286)
Interest and other charges	(5,215)	(5,777)	(5,609)
Beneficial conversion feature of warrants	(871)	(999)	-
Foreign exchange (loss) / gain	(179)	(205)	966
Extraordinary item	-	-	(5,418)
Net loss	(12,868)	(14,762)	(22,347)

Loss per Share Data for the Fiscal Year Ended March 31,

	2002[1]	2002	2001
	US$000s	€000s	€000s
Basic and Diluted (Loss) per Share before Extraordinary Item	(0.59)	(0.68)	(0.98)
Basic and Diluted (Loss) per Share after Extraordinary Item	(0.59)	(0.68)	(1.30)
Weighted Average Number of Ordinary Shares Outstanding (‘000s)	21,872	21,872	17,321

1

The summary financial information above is expressed in US Dollars, solely for convenience, at the    US Dollar rate of exchange against the Euro at March 31, 2002 of €1.00 = US$0.8717

The fiscal 2002 quarterly and year to date summary income statements and balance sheet and fiscal 2001 comparative figures are presented in Euros (€).  The Euro amounts have been arrived at by converting the underlying Irish Pound (IR£) figures at the fixed conversion rate of Euro1=IR£0.787564.  The use of the Euro (€) has no effect on the trend (relatives of the comparative figures) for the periods presented.

Exhibit 2

Dublin, August 1, 2002... Hibernia Foods plc {NASDAQ: HIBNY} (the “Company”) today announced its results for its first quarter of fiscal 2003, being the quarter ended June 30, 2002.

Sales for the quarter were €45.1 million ($44.7 million), an increase of 12% compared to sales of  €40.1 million ($39.8 million) for first quarter in fiscal 2002.

The growth in sales was principally attributable to the inclusion of a full quarter’s revenues from the Sara Lee business acquired in June 2001 compared to one month’s revenues in the previous fiscal, together with a significant 20% year on year increase in the sale of private label chilled desserts. Consistent with our previously stated strategy of replacing low margin ready-meals revenues, the ready-meals division experienced an expected year on year decline in revenues, however it is expected that this division will return to growth in the second half of the current fiscal and will have much improved  gross margins.

Gross margins represented 13.5% of sales for the first quarter in fiscal 2003, compared with 8.9% of sales in the first quarter in fiscal 2002, an increase of 52% in percentage terms.

The Operating loss for the quarter was €2.4 million ($2.4 million) or 5.3% of sales compared with an operating loss for the first quarter in the previous fiscal year of €4.7 million ($4.6 million) or 11.6% of sales, representing a decrease in operating losses of €2.3 million ($2.3 million), or 49%.

Interest and other charges amounted to €938,000 ($931,000) compared with €1.4 million ($1.4 million) for the same quarter in the previous fiscal year. The decrease in interest and other charges arose as a result of lower interest rates applied to the Company’s borrowings during the first quarter of fiscal 2003 compared with the same quarter in the previous fiscal year, and an unrealized foreign exchange gain of €347,000 ($344,000) recognized in the first quarter of fiscal 2002 in relation to certain borrowings.

Earnings before interest, taxation, depreciation and amortization amounted to €506,000 ($502,000) negative for the first quarter of fiscal 2003 compared with €3 million ($3 million) negative for the first quarter of the prior fiscal year, representing an improvement in EBITDA of €2.5 million ($2.5 million).

The basic and diluted net loss per share amounted to €0.13 ($0.13) compared to a basic and diluted net loss per share of €0.30 ($0.30), in the first quarter in the previous fiscal year, representing a decrease in net loss per share of 57%.

HIBERNIA FOODS PLC AND SUBSIDIARIES

Summary Consolidated Statements of Operations for the Quarter Ended June 30,

	20021	2002	2001
	US$000s	€000s	€000s
Product revenue	44,704	45,060	40,072
Cost of products sold	(38,687)	(38,995)	(36,486)
Gross Profit	6,017	6,065	3,586
Operating expenses	(8,370)	(8,437)	(8,242)
Operating loss	(2,353)	(2,372)	(4,656)
Interest, foreign exchange and other charges	(931)	(938)	(1,427)
Net loss	(3,284)	(3,310)	(6,083)
EBITDA	(502)	(506)	(3,002)

Loss per Share Data for the Quarter Ended June 30,

	20021	2002	2001
	US$000s	€000s	€000s
Basic and Diluted Loss per Share	(0.13)	(0.13)	(0.30)
Weighted Average Number of Ordinary Shares Outstanding (‘000s)	24,572	24,572	20,190

HIBERNIA FOODS PLC AND SUBSIDIARIES

Summary Consolidated Balance Sheets as of June 30,

	20021	2002	2001
	US$000s	€000s	€000s
ASSETS
Cash and equivalents	1,886	1,901	4,133
Trade receivables	29,383	29,617	34,362
Inventories	25,711	25,915	24,608
Prepayments and other receivables	8,611	8,680	4,963
Total Current Assets	65,591	66,113	68,066
Property, Plant & Equipment	58,060	58,522	63,181
Intangible assets	7,854	7,917	6,507
Total Assets	131,505	132,552	137,754
LIABILITIES AND EQUITY
Accounts payable	27,363	27,582	30,240
Accrued liabilities	29,306	29,539	27,487
Short-term borrowings	23,414	23,601	27,911
Total Current Liabilities	80,083	80,722	85,638
Capital Lease obligations (excl. current)	707	712	1,677
Convertible Loan Notes	14,487	14,602	14,504
Long Term Borrowings	19,226	19,379	20,612
Total Liabilities	114,503	115,415	122,431
Minority interests	142	143	143
Ordinary Shares issued with Guarantee	3,108	3,132	3,350
Shareholders’ Equity	13,752	13,862	11,830
Total Liabilities and shareholders’ equity	131,505	132,552	137,754

2  The summary financial information above is expressed in US Dollars, solely for convenience, at the US Dollar rate of exchange against the Euro at June 30, 2002 of €1.00 = US$0.9921

The fiscal 2002 quarterly and year to date summary income statements and balance sheet and fiscal 2001 comparative figures are presented in Euros (€).  The Euro amounts have been arrived at by converting the underlying Irish Pound (IR£) figures at the fixed conversion rate of Euro1=IR£0.787564.  The use of the Euro (€) has no effect on the trend (relatives of the comparative figures) for the periods presented.

Exhibit 3

Operating and Financial Review and Prospects

Management’s “Operating and Financial Review and Prospects” is presented in three sections. The first section discusses market and other risk factors and items affecting comparability. The second section analyzes the results of operations, first on a consolidated basis and then for each of our business segments. The final section addresses liquidity and capital resources.

Cautionary Statements

From time to time, in written reports and in oral statements, we discuss expectations regarding our future performance, including synergies arising from acquisitions, the impact of the restructuring activities and fund raising activities engaged in by Hibernia. These "forward-looking statements" are based on currently available competitive, financial and economic data and our operating plans. They are inherently uncertain, and investors must recognize that events could turn out to be significantly different from our expectations.

Market and Other Risk Factors

The principal market risks (i.e., the risk of loss arising from adverse changes in market rates and prices) to which we are exposed are:

•

commodity prices, which affect the cost of our raw materials and fuel;

•

foreign exchange risks;

•

interest rates on our debt and short-term investment portfolios; and

•

our share price.

In the normal course of business, we manage these risks through a variety of strategies, executed in accordance with our policies.

Commodity Prices

We are subject to market risk with respect to the raw material cost of commodities because our ability to recover increased costs through higher pricing may be limited by the competitive environment in which we operate. We manage this risk primarily through the use of fixed-price purchase orders, pricing agreements and geographic diversity.

Foreign Exchange

We do not enter into hedging or derivative instruments on the basis that the cost of doing so would be prohibitive given the amounts involved.  Almost all of our operations revenues and expenses are denominated in British pounds sterling.  Our debt is denominated in various currencies including Euros, dollars and British pounds sterling.

The translation of all of these items into our reporting currency, Euros, can give rise to exposure to movements in foreign exchange rates.

Interest Rates

We centrally manage our debt portfolio. We do not use interest rate or currency swaps.

Share Price

The portion of our deferred compensation liability which is based on our share price is subject to market risk.  Such liability relates to the guaranteed value contained in ordinary shares issued in connection with the acquisition of the Entenmann’s and Mr Brain’s businesses from Bestfoods UK Limited in fiscal 1999.

Items Affecting Comparability

The policy of management is to cause Hibernia to grow to a size whereby it can realize efficiencies of scale. This is critical in the food industry, a business in which consolidation and mergers have become commonplace. Management believes that it is in the long-term interest of the shareholders that the size of Hibernia grows to a scale in which efficiency can be optimized. The results of the quarter ended June 30, 2002 and the quarter ended June 30, 2001 reflect this policy of concentrating on growth and revenues.

In accordance with this policy, on April 1, 2001 Hibernia acquired the chilled desserts business and certain assets of La Boheme Limited.  La Boheme, a U.K. company produces and sells a range of premium desserts for the U.K. food chain, Tesco plc.  Revenues derived from this business amounted to approximately €19,000,000 for the fiscal year ended March 31, 2002.

In addition, on June 4, 2001, Hibernia acquired 100% of the shares of Sara Lee Bakeries UK Limited and Finnegans Famous Cakes Limited, both U.K. frozen dessert manufacturing subsidiaries of Sara Lee UK Holdings plc.  Hibernia also entered into a License Agreement with Sara Lee International to use certain trademarks incorporating the Sara Lee brand name and logo in the U.K. and Ireland.  Revenues derived from these businesses amounted to approximately €60,500,000 for the ten-month period ended March 31, 2002.

Results of Operations

In this operating and financial review, Euros have been translated into British pounds sterling at the rate of €1 = £0.6282 for the quarter ended June 30, 2002 and €1 = £0.6151 for the quarter ended June 30, 2001.

Quarter ended June 30, 2002 compared with quarter ended June 30, 2001

The results of operations of Hibernia for the quarter ended June 30, 2002 include three-month results of operations of the Sara Lee UK Bakery Business acquired on June 4, 2001 and three-month results of operations of the chilled desserts and foodservice frozen desserts business of La Boheme Limited acquired on April 1, 2001.

In the quarter ended June 30, 2002, Hibernia incurred a net loss of €3,310,000, which represented a decrease in net losses incurred of €2,773,000 or 46% compared with the same period in the prior fiscal year.

In the quarter ended June 30, 2002, the net loss principally consisted of an operating loss of €2,372,000 and interest expense and related charges of €938,000.  In the quarter ended June 30, 2001, the net loss principally consisted of an operating loss of €4,656,000 and interest expense and related charges of €1,427,000.

In the quarter ended June 30, 2002, Hibernia’s total net sales amounted to €45,060,000 compared with total net sales of €40,072,000 in the comparable period in the prior fiscal year, representing an increase of 12%.  The increase in net sales was attributable to firstly, the inclusion of three months results of operations of the Sara Lee UK Bakery Business in the quarter ended June 30, 2002 compared with the inclusion of one months results of operations in the quarter ended June 30, 2001 and secondly, 20% growth arising in the chilled desserts business.

In the quarter ended June 30 2002, sales of frozen desserts amounted to €26,689,000 compared with sales of €20,477,000 in the quarter ended June 30, 2001, an increase of 30%.  Frozen desserts represented 60% of Hibernia’s total sales in the period compared with 51% in the same quarter in the previous fiscal year. This increase in sales of €6,212,000 resulted from the inclusion of two additional months of revenues from the Sara Lee UK Bakery Business in the quarter ended June 30, 2002 compared with June 30, 2000.  Excluding the impact of the acquisition of Sara Lee UK Bakery Business, revenues derived from the sale of frozen desserts declined by 19% in the first quarter of fiscal 2002 compared with same quarter in the previous fiscal year.  This was principally due to the fact that since the acquisition of the Sara Lee UK Bakery Business, Hibernia has prioritized sales of higher margin Sara Lee branded products and focused its efforts on increasing shelf space for Sara Lee branded products.

In the quarter ended June 30, 2002, sales of frozen ready-meals amounted to €6,663,000 compared with sales of €8,939,000 in the quarter ended June 30, 2001, a decrease of 25%. Frozen ready-meals represented 15% of Hibernia’s total sales in the quarter ended June 30, 2002 compared with 22% of total sales in the same quarter in the previous fiscal year.  The decrease in sales was principally attributable to Hibernia’s decision to reduce the level of trade engaged in with a customer, which had given rise to unprofitable revenues and also a reduction in promotional activity on branded products in order to increase gross margins earned.

In the quarter ended June 30, 2002, sales of Entenmann’s cakes amounted to €5,966,000 compared with sales of €5,864,000 in the quarter ended June 30, 2001, an increase of 2%.  Entenmann’s represented 13% of Hibernia’s total sales in the quarter ended 2002 compared with 15% in the same quarter in the previous fiscal year.  The increase in sales principally resulted from the expansion of the Entenmann’s brand cakes into the chilled desserts market.

In the quarter ended June 30, 2002, sales of chilled desserts amounted to €5,742,000 compared with sales of €4,792,000 in the quarter ended June 30, 2001, an increase of 20%.  Chilled desserts represented 12% of Hibernia’s total sales in the both the quarter ended June 30, 2002 and the same quarter in the prior fiscal year.

Cost of sales consists principally of all direct costs of manufacture together with all factory overhead.  Cost of sales in the quarter ended June 30, 2002 amounted to €38,995,000 of which €22,133,000 related to the frozen desserts division, €6,342,000 related to the frozen ready-meals division, €5,470,000 related to the Entenmann’s cakes division and €5,050,000 related to the chilled desserts division.

In the quarter ended June 30, 2002, Hibernia’s gross profit amounted to €6,065,000 compared with €3,586,000 in the quarter ended June 30, 2001, an increase of 69%.  In the quarter ended June 30, 2002, gross profit represented 13.46% of total sales compared with 8.95% of total sales in the same period in the previous fiscal year.  This increase in gross profit can be attributed to the increase in gross profits earned in the frozen desserts business following the acquisition of the Sara Lee UK Bakery Business.

In the quarter ended June 30, 2002, selling and distribution costs amounted to €6,130,000 compared with €6,152,000 in the quarter ended June 30, 2001.

In the quarter ended June 30, 2002, general and administrative costs amounted to €2,307,000 compared with €2,090,000 in the first quarter of fiscal 2001, an increase of 10%.  The principal reason for the increase in general and an administrative cost was the increase in finance and administration systems and personnel as a result of the acquisition of the Sara Lee UK Bakery business.

In the quarter ended June 30, 2002, interest expense and similar charges amounted to €938,000 compared with €1,427,000 in the quarter ended June 30, 2001, such decrease being attributable to an unrealised foreign exchange gain of €341,000 arising on the translation of certain outstanding non-Euro denominated borrowings in the quarter ended

June 30, 2002.

No tax charge arose in the quarter ended June 30, 2002 due to losses incurred during the period.

Liquidity and Capital Resources

During the quarter ended June 30, 2002, Hibernia issued 1,487,921 ordinary shares at a price of $4.50 per share to a group of accredited investors under the second stage of a two-stage private placement of ordinary shares.  In total, 2,246,221 ordinary shares were issued under the private placement giving rise to gross proceeds, before issuance costs, of $10,100,000.  These proceeds were principally applied to fund working capital during the fourth quarter of fiscal 2002 and the first quarter of fiscal 2003.  In funding working capital, the proceeds enabled Hibernia to fund net losses incurred in both of those quarters and also fund capital expenditures arising during that period.

In the quarter ended June 30, 2002, net cash outflow from operating activities amounted to €1,930,000, which was derived from an operating loss of €2,372,000 after the add-back of non-cash items of €1,866,000 and an increase in working capital of €1,424,000.

In the quarter ended June 30, 2002, net cash applied to investing activities amounted to €274,000 and consisted of capital expenditures.

In fiscal 2002, net cash provided by financing activities amounted to €3,726,000 comprising net proceeds arising in respect of the issuance of ordinary shares and a net reduction in bank borrowings.

Hibernia has entered into a number of license agreements, which give rise to an obligation to make royalty payments to Bestfoods upon the sale of products covered by the licenses.   In the quarter ended June 30, 2002, such royalty payments were not significant.

Management believes that Hibernia’s capital resources and liquidity are sufficient to finance its current and projected trading operations for at least twelve months.  Management has drawn these conclusions based on detailed budgeted financial information for each operating segment, including forecast cashflows over the course of the next twelve months.  In addition to cash generated from operations, following the completion of the private placement of ordinary shares in May 2002 which yielded gross proceeds of $10,100,000, and the continuing improvement in the financial results of the Company as a result of synergies arising following the consolidation of the Company’s frozen desserts operations, management is satisfied that the assumptions upon which these conclusions have been reached are reasonable.   If currently unforeseen events occur, Hibernia may be required to seek additional financing and there can be no assurance that Hibernia would be able to obtain additional financing, if required, on acceptable terms.  Such events could include the loss of a large customer, delays in launch of new products or a reduction in gross margins earned by Hibernia as a result of higher overheads or lower external prices charged.

Hibernia’s liquidity is impacted by cash generated from operations and cash available under its bank financing arrangements.  Its financing arrangements include a cash overdraft recorded under short-term borrowings with respect to an invoice discounting and inventory finance facility with GMAC.  The availability of liquid resources under these facilities is derived from the level of sales, hence debtors, achieved and the level of inventory held at any point in time.

Hibernia does not engage in off balance sheet financing arrangements, nor does it engage in commodity trading activities.

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